BRAVO RESOURCE PARTNERS LTD.
4155 E. Jewell Ave., Suite 500
Denver, Colorado 80222

December 8, 2006

Mr. David R. Humphrey
Accounting Branch Chief
Mr. Lyn Shenk
Assistant Chief Accountant
Ms. Beverly A. Singleton
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      Bravo Resource Partners Ltd.
Supplemental response letter dated December 1, 2006 regarding the Form 10-KSB for fiscal year ended July 31, 2005 and Forms
                        10-QSB  for qtrs ended October 31, 2005, January 31, 2006, and April 30, 2006
File No. 0-30770

Dear Mr. Humphrey, Mr. Shenk, and Ms. Singleton:

We are responding to your December 1, 2006 letter to confirm that the comments contained therein will be complied with. Please see the specific responses below:

1.
RESPONSE: We are submitting our supplemental response letters to the SEC dated November 3, 2006, and November 16, 2006 on EDGAR as correspondence. We will also include the "attachments" to our November 16, 2006 letter in the EDGAR filing.

2.
RESPONSE: In our Form 10-KSB for fiscal year ended July 31, 2006, we will disclose our response to prior comment 6 relating to the asset acquisition from Alpine Pictures, Inc., and our determination of the purchase price, including the reasons why we believe the cost represents a relatively accurate fair value of the assets acquired and that such price may have reflected the transferor's historical cost basis given the nature of the assets acquired and the subsequent appraisal of those assets by a third party. We also confirm that as a result of the rescission agreement, these assets will be reduced to zero in the next filing.

3.
RESPONSE: We will disclose in the July 31, 2006 10-KSB the current status and expectations for completing and selling the two television pilots.

We acknowledge that
-the company is responsible for the adequacy and accuracy of the disclosure in this filing and the prior filings;
-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

                                     /s/ Ernest Staggs
Ernest Staggs
Chief Financial Officer
Bravo Resource Partners Ltd.